Novoste Corporation

4350 International Boulevard

Norcross, Georgia 30093

(770) 717-0904

January 5, 2006

Perry Hindin, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novoste Corporation
Schedule 14A—Preliminary Proxy Statement
Filed November 15, 2005
File No. 000-20727

Dear Mr. Hindin:

In connection with the response of Novoste Corporation (the “Company”) to the staff’s letter of comment dated December 13, 2005 with respect to the preliminary proxy statement filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 15, 2005 as described above, the Company makes the following acknowledgements as requested in such comment letter:

•	the Company is responsible for the adequacy and accuracy of the disclosure in such proxy statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (770) 717-0904.

Sincerely, NOVOSTE CORPORATION

By:	/s/ Daniel G. Hall
Name: Daniel G. Hall Title: Vice President, Secretary and General Counsel

ccs:	Tim Buchmiller
Securities and Exchange Commission

Joseph G. Connolly, Jr.
Hogan & Hartson L.L.P.

January 5, 2006

BY EDGAR AND HAND DELIVERY

Perry Hindin, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novoste Corporation

Schedule 14A – Preliminary Proxy Statement

Filed November 15, 2005

File No. 000-20727

Dear Mr. Hindin:

Novoste Corporation (the “Company”) has filed today by EDGAR with the Securities and Exchange Commission (the “SEC”) this letter and revised preliminary proxy statement in connection with the staff’s letter of comment dated December 13, 2005 with respect to the initial filing of the preliminary proxy statement by the Company on November 15, 2005. The Company’s responses to the SEC’s comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the comment letter.

General

1.	Revise your proxy statement to include unaudited financial statements of the business that you are selling to Best Vascular for the periods required by Item 14 of Schedule 14A. See Question 6 under Subsection H (Financial Statements) of Section I (Regulation M-A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations.

Perry Hindin, Esq.

Securities and Exchange Commission

January 5, 2006

Response: Disclosure responding to the staff’s comment has been added as a new Annex E to the proxy statement.

2.	Please provide the disclosures required by Item 5 of Schedule 14A.

Response: No director or executive officer of the Company has a substantial interest, direct or indirect, by security holding or otherwise, in any matter to be acted upon at the special meeting. Disclosure stating the foregoing has been added to page 25 of the proxy statement.

3.	We note that Mr. Lichtenstein and Steel Partners filed a preliminary proxy statement on November 28, 2005 to contest your liquidation proposal. Please revise your document to adequately and accurately address the existence of the contest. Refer to Rule 14a-9.

Response: Disclosure responding to the staff’s comment has been added to pages 8 and 9 and page 53 of the proxy statement.

4.	Please revise the document throughout to indicate the color of your proxy card. Tell us whether you intend to use telephone or internet voting, and if so, please revise appropriate sections of the document and the form of proxy to describe the Internet and telephone voting procedures. In addition, please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

Response: Disclosure identifying the Company’s proxy card as the “BLUE” proxy card has been added throughout the proxy statement. The Company does not intend to use telephone or internet voting. The Company confirms that it will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

Q: Why has the board of directors authorized, and asked shareholders to approve, amendments to reduce the minimum size of the board of directors?, page 6

5.	If currently known, please indicate which of your current directors will resign and which will continue to serve if the proposal regarding the minimum size of your board of directors is approved and effected. If that information is not known, please indicate what policies or procedures you will follow in adjusting the size of your board of directors.

Perry Hindin, Esq.

Securities and Exchange Commission

January 5, 2006

Response: Disclosure responding to the staff’s comment has been added to pages 6, 15 and 16 and 61 of the proxy statement.

6.	To the extent known, please quantify the cost-efficiencies you expect to achieve by reducing the size of your board. If you are unable to quantify the cost-efficiencies, please indicate the source of the anticipated cost-efficiencies.

Response: Disclosure responding to the staff’s comment has been added to pages 6 and 61 of the proxy statement.

If we liquidate and dissolve. . ., page 18

7.	To the extent possible, please revise your disclosure to specify with greater clarity the period of time required under the Florida Business Corporation Act that you will be liable for known and unknown claims.

Response: Disclosure responding to the staff’s comment has been added to pages 21 and 56 of the proxy statement.

We hold an unsecured promissory note of ONI Medical Systems, Inc. that may not be repaid in full or at all, page 20

8.	In an appropriate location in your proxy statement, please disclose the basis for your belief that the $3 million promissory note is collectable in full.

Response: Disclosure responding to the staff’s comment has been added to page 22 of the proxy statement.

Approval of Asset Sale Transaction., page 25

General, page 25

9.

We note your disclosure that it was a condition to the sale agreement that you entered into with Best Vascular on August 25, 2005 that you complete your proposed merger with ONI Medical Systems, Inc. because of certain requirements under Florida law. Please revise your disclosure to briefly clarify why Florida law had the effect of requiring the proposed merger with ONI in order to consummate the transactions contemplated by the

Perry Hindin, Esq.

Securities and Exchange Commission

January 5, 2006

original agreement with Best Vascular and to briefly explain why your current transaction is not required to meet those requirements. Briefly discuss the material differences between and the transactions contemplated by the agreement entered into on August 25, 2005 and the amended and restated agreement currently being proposed to your shareholders.

Response: Disclosure responding to the staff’s comment has been added to pages 2, 28 and 34 of the proxy statement.

Recommendation of our Board of Directors and Reasons for the Asset Sale Transaction, page 31

10.	Please summarize the analyses conducted by the board in determining the value of the assets to be sold and the value of the consideration to be received. Show how these analyses support the board’s recommendation in the asset sale transaction.

Response: Disclosure responding to the staff’s comment has been added to page 35 of the proxy statement.

11.	You indicate that your board consulted with your financial advisor in reaching its decision to approve the asset sale transaction pursuant to the amended and restated asset sale transaction. Identify the financial advisor. Did this financial advisor provide a report, opinion or appraisal relating to the asset sale, be it in written form or via an audio-visual or similar presentation? In the proxy statement, provide appropriate disclosure of any such presentation, consistent with Item 14(b)(6) of Schedule 14A.

Response: In response to the staff’s comment, disclosure identifying the Company’s financial advisor, Asanté Partners, has been added to page 34 of the proxy statement. The Company did not engage Asanté Partners to provide, nor did they provide, a report, opinion or appraisal relating to the asset sale.

12.

We note your disclosure that your board identified and considered a number of potentially negative factors in its deliberations concerning the asset purchase agreement and the proposed asset sale transaction, and

Perry Hindin, Esq.

Securities and Exchange Commission

January 5, 2006

further that the discussion of the factors found on page 32 comprises the “material factors considered.” We also note disclosure in Note 11 to your financial statements regarding your NOL carryforwards and that the utilization of such NOL carryforwards could be restricted in future periods as a result of any future changes in ownership. Please disclose whether the board considered the effect of the asset sale on your use of the NOL carryforwards that you describe in Note 11. Further, given that the company appears able to utilize NOL carryforwards up to $1.8 million annually, please disclose why the board did not consider this to be a material factor worthy of its consideration.

Response: The Company confirms the accuracy of the disclosure on page 36 of the proxy statement that the “discussion of the information and factors considered by our board comprises the material factors considered.” The board did not consider the Company’s ability to utilize NOL carryforwards (which for NOLs incurred prior to September 2003, are limited to $1.8 million on an annual basis) to be material to its consideration of the asset sale transaction because the asset sale transaction would produce a loss for tax purposes at the corporate level to which such NOL carryforwards could not be applied. See disclosure on page 42 of the proxy statement under “Material U.S. Federal Income Tax Consequences of the Asset Sale Transaction.”

The Company has added additional disclosure regarding its NOLs and the proposal to adopt a plan of dissolution and to dissolve and liquidate the corporation on pages 53 and 54 of the proxy statement.

Consideration, page 33

13.	We note your disclosure in the fourth paragraph of this section that the aggregate amount of the net economic benefit to you from the proposed transaction will be approximately $1.5 to $3.0 million. Please enhance your disclosure so that it is clear to your investors how you determined this range and the assumptions upon which the range is based. Discuss the events that will determine the actual economic benefits to be received by you from the proposed transaction.

Response: Disclosure responding to the staff’s comment has been added to

Perry Hindin, Esq.

Securities and Exchange Commission

January 5, 2006

page 35 of the proxy statement and a cross-reference to such disclosure has been added to pages 37 and 38 of the proxy statement.

Proposal 3, page 41

14.	Please balance your disclosure with a discussion of the negative factors considered by the board.

Response: Disclosure responding to the staff’s comment has been added to page 53 of the proxy statement.

Approval of Amendments to Amended and Restated Articles of Incorporation. . ., page 57

15.	Please discuss any disadvantages to your shareholders that may result from the reduction in the number of members of your board of directors.

Response: Disclosure responding to the staff’s comment has been added to pages 61 and 62 of the proxy statement.

Proxy Card

16.	The proxy should indicate if the matters to be acted on are conditioned upon the approval of other matters. Please refer to Rule 14a-4(a)(3).

Response: Disclosure responding to the staff’s comment has been added to the proxy card.

17.	Please revise your disclosure on the proxy card and in an appropriate section of the document to clarify that you may only use discretionary authority to vote on matters not known a reasonable time before the special meeting. Refer to Rule 14a-4(c)(3).

Response: Consistent with Rule 14a-4(c)(3), disclosure clarifying that the proxy holder may only use discretionary authority to vote on matters not known a reasonable time before the solicitation has been added to the proxy card and to pages 26 and 100 of the proxy statement.

18.	Tell us whether the company may use discretionary authority to vote all proxies voted in favor of the sale transaction and/or plan of distribution in

Perry Hindin, Esq.

Securities and Exchange Commission

January 5, 2006

favor of adjourning the meeting to solicit additional proxies. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4. To the extent that you wish to vote the proxies in this way, you must provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes.

Response: The Company has added two new adjournment proposals to the proxy statement and proxy card, as further described on page 63 of the proxy statement, granting the holder of the proxy authority to vote in favor of an adjournment. The Company will not have discretionary authority to vote all proxies voted in favor of the asset sale transaction and/or the plan of dissolution in favor of adjourning the meeting to solicit additional proxies except as specifically provided pursuant to these two new proposals.

* * *

As requested, we also have enclosed a letter from the Company which contains the statements requested in the third to last paragraph of the SEC’s comment letter.

If you have any questions or would like further information, please do not hesitate to contact the undersigned at (202) 637-5625 or Jim McMillan of this office at (202) 637-5827.

Sincerely,

/s/ Joseph G. Connolly, Jr.

Joseph G. Connolly, Jr.

ccs:	Tim Buchmiller

Securities and Exchange Commission

Alfred J. Novak

Daniel G. Hall

Subhash H. Sarda

Novoste Corporation